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                          INDEPENDENT AUDITORS CONSENT

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Elron Electronic Industries Ltd. (File No. 333-10570) of our report dated February 12, 2003, with respect to the consolidated balance sheets of Given Imaging Ltd. as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholder's equity and cash flows for each of the years in the three year period ended December 31, 2002, which are included in the Elron Electronic Industries Ltd. Annual Report on Form 20-F for the year ended December 31, 2002.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
A member of KPMG International

Tel Aviv, Israel
June 25, 2003